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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

PharmaFrontiers Corp.
(Name of Issuer)
Common Shares, $0.05 par value per share
(Title of Class of Securities)
7171EN 10 6
(CUSIP Number)
Ralph K. Miller, Jr.
Chamberlain, Hrdlicka, White, Williams & Martin
1200 Smith Street, Suite 1400, Houston, Texas 77002
713.658.1818
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 1, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAMES OF REPORTING PERSONS: Albert and Margaret Alkek Foundation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
76-0491186

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of Texas

	7	SOLE VOTING POWER:

NUMBER OF		8,009,724 shares (see Item 5)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,009,724 shares (see Item 5)

WITH	10	SHARED DISPOSITIVE POWER:

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,009,724 shares (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑ (see Item 5)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.47% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

1	NAMES OF REPORTING PERSONS: Alkek & Williams Ventures Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
76-0490821

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of Texas

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,167,974 shares (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

4,167,974 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,167,974 shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.08%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(1)	Includes ownership of three warrants held by the reporting person to purchase a combined 1,531,307 shares of common stock of the Issuer.

1	NAMES OF REPORTING PERSONS: Daniel C. Arnold

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		503,890 shares (2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		503,890 shares (2)

WITH	10	SHARED DISPOSITIVE POWER:

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

503,890 shares (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.75%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(2)	Includes ownership of three warrants held by the reporting person to purchase a combined 237,223 shares of common stock of the Issuer.

1	NAMES OF REPORTING PERSONS: Joe M. Bailey

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		150,000 shares (3)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		150,000 shares (3)

WITH	10	SHARED DISPOSITIVE POWER:

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

150,000 shares (3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.22%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(3)	Includes ownership of one warrant held by the reporting person to purchase 50,000 shares of common stock of the Issuer.

1	NAMES OF REPORTING PERSONS: Chaswil, Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
76-0491185

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of Texas

	7	SOLE VOTING POWER:

NUMBER OF		4,167,974 shares (4)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,167,974 shares (4)

WITH	10	SHARED DISPOSITIVE POWER:

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,167,974 shares (4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.08%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(4)	Includes ownership of three warrants held by Alkek & Williams Ventures Ltd. to purchase a combined 1,531,307 shares of common stock of the Issuer.

1	NAMES OF REPORTING PERSONS: DLD Family Investments, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
76-0656566

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of Texas

	7	SOLE VOTING POWER:

NUMBER OF		3,707,780 shares (5)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,707,780 shares (5)

WITH	10	SHARED DISPOSITIVE POWER:

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,707,780 shares (5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.43%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(5)	Includes ownership of three warrants held by the reporting person to purchase a combined 1,374,446 shares of common stock of the Issuer.

1	NAMES OF REPORTING PERSONS: Scott B. Seaman

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		357,833 shares (See Item 5)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,167,974 shares (6)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		357,833 shares (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER:

4,167,974 shares (6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,510,807 shares (6) (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): Pursuant to an Agreement Incident to Divorce dated April 4, 2006, the reporting person agreed to transfer 15,000 shares of Issuer common stock to his ex-wife. The reporting person disclaims as beneficially owned such securities.

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.54% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(6)	Includes ownership of three warrants held by Alkek & Williams Ventures Ltd. to purchase a combined 1,531,307 shares of common stock of the Issuer.

1	NAMES OF REPORTING PERSONS: Randa Duncan Williams

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,707,780 shares (7)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

3,707,780 shares (7)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,707,780 shares (7)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.43%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(7)	Includes ownership of three warrants held by DLD Family Investments, LLC to purchase a combined 1,374,446 shares of common stock of the Issuer.

Item 2. Identity and Background
     This Amendment No. 3 to Schedule 13D amends the Statement on Schedule 13D originally filed on April 25, 2006, as amended, by the Albert and Margaret Alkek Foundation (the “Foundation”), Alkek & Williams Ventures Ltd., a Texas limited partnership (“Ventures”), Daniel C. Arnold, an individual residing in the State of Texas (“Mr. Arnold”), Joe M. Bailey, an individual residing in the State of Texas (“Mr. Bailey”), Chaswil, Ltd., a Texas limited partnership (“Chaswil”), DLD Family Investments, LLC, a Texas limited liability company (“DLD”), Scott B. Seaman, an individual residing in the State of Texas (“Mr. Seaman”), and Randa Duncan Williams, an individual residing in the State of Texas (“Ms. Williams”) (collectively the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of April 24, 2006, a copy of which is filed as Exhibit 1 to this Amendment No. 2 to Schedule 13D, and which is incorporated herein by reference. All capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Schedule 13D.
Item 4. Purpose of Transactions
     The first paragraph of Item 4 of the Schedule 13D is hereby amended to read as follows:
     On April 13, 2006, the Issuer completed a private placement (the “Transaction”) of 46,000,000 shares of Common Stock, together with warrants to purchase an aggregate 23,000,000 shares of Common Stock. The gross proceeds of the Transaction were $23,000,000. Except for Chaswil and Ms. Williams, each of the other Reporting Persons purchased additional securities of the Issuer pursuant to the Transaction.
Item 5. Interest in Securities of the Issuer
     The first paragraph of Item 5 of the Schedule 13D is amended to read as follows:
     The Foundation is the beneficial owner of 8,009,724 shares of Common Stock. These 8,009,724 shares of Common Stock are comprised of (i) 5,166,667 shares of Common Stock held by the Foundation; (ii) 120,834 shares of Common Stock underlying series B warrants exercisable at $2.00 per share held by the Foundation; (iii) 222,223 shares of Common Stock underlying series C warrants exercisable at $3.00 per share held by the Foundation; and (vi) 2,500,000 shares of Common Stock underlying the warrant acquired on April 13, 2006 (the “April Warrant”) held by the Foundation.
     The foregoing amount of Common Stock and percentage ownership reported in row 13 for the Foundation represents the combined holdings of the Foundation, including certain shares of Common Stock issuable upon the exercise of the April Warrant held by the Foundation. However, the April Warrant is subject to a restriction providing that the number of shares of Common Stock that may be acquired by the Foundation upon any exercise of the April Warrant shall be limited to the extent necessary to ensure that, following such exercise (or other issuance), the total number of shares of Common Stock then beneficially owned by the Foundation does not exceed 9.999% after giving effect to the exercise of the April Warrant.
     The seventh paragraph of Item 5 of the Schedule 13D is amended to read as follows:
     Mr. Seaman is the beneficial owner of an aggregate 357,833 shares of Common Stock. These 357,833 shares of Common Stock are comprised of (a) 200,500 shares held of record by Mr. Seaman and (b) three warrants to acquire 157,333 shares held of record by Mr. Seaman. Pursuant to an Agreement Incident to Divorce dated April 4, 2006, Mr. Seaman agreed to transfer 15,000 shares of Common Stock to his ex-wife, and he disclaims beneficial ownership of such securities. Mr. Seaman is also a registered principal of Chaswil, which is the investment manager of Ventures, a holder of Issuer securities. As a result of such position, Mr. Seaman has voting power and/or investment power with respect to such securities held by Ventures.

     In addition to Mr. Seaman’s beneficial ownership as stated above, on May 2, 2006, a committee of the board of directors of the Issuer authorized the Issuer to grant to Mr. Seaman an option to purchase 350,000 shares of common stock at $0.52 per share, vesting 50% on the date of grant, 25% on the first anniversary of the date of grant and 25% on the second anniversary of the date of grant. The option is subject to shareholder approval of a proposed amendment to the Issuer’s stock option plan. Until such shareholder approval has been obtained, the shares of Common Stock issuable upon the exercise of the option are not included for purposes of determining beneficial ownership.
Item 7. Material to Be Filed as Exhibits
     The following documents are filed as exhibits:
1.	Joint Filing Agreement, dated April 24, 2006.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:	May 4, 2006

ALBERT & MARGARET ALKEK FOUNDATION		CHASWIL, LTD.

By:	/s/ Scott B. Seaman	By:	/s/ Charles A. Williams

	Scott B. Seaman		Charles A. Williams
	Executive Director		President

ALKEK & WILLIAMS VENTURES LTD.		DLD FAMILY INVESTMENTS, LLC

By:	/s/ Scott B. Seaman	By:	/s/ Laura Liang

	Scott B. Seaman		Laura Liang
	Attorney-in-Fact		Vice President

DANIEL C. ARNOLD		SCOTT B. SEAMAN

By:	/s/ Daniel C. Arnold	By:	/s/ Scott B. Seaman

JOE M. BAILEY		RANDA DUNCAN WILLIAMS

By:	/s/ Joe M. Bailey	By:	/s/ Randa Duncan Williams

Following is certain information concerning the directors of Albert & Margaret Alkek Foundation:

(a)	Name:	Bobby R. Alford, MD

	Principal Occupation and	Chancellor
	Present Employer:	Baylor College of Medicine

	Employer’s Principal	One Baylor Plaza
	Business Address:	Houston, TX 77030

	Citizenship:	US

(b)	Name:	Daniel C. Arnold

	Principal Occupation and	Investments
	Present Employer:	self-employed

	Employer’s Principal	1001 Fannin, Suite 720
	Business Address:	Houston, TX 77002-6707

	Citizenship:	US

(c)	Name:	Joe M. Bailey

	Principal Occupation and	Chairman of the Houston Region
	Present Employer:	Texas Capital Bank

	Employer’s Principal	One Riverway, Suite 2450
	Business Address:	Houston, TX 77056

	Citizenship:	US

(d)	Name:	Dan B. Jones, MD

	Principal Occupation and	Professor and Chair, Dept. of Ophthalmology
	Present Employer:	Baylor College of Medicine

	Employer’s Principal	One Baylor Plaza
	Business Address:	Houston, TX 77030

	Citizenship:	US

(e)	Name:	Scott B. Seaman

	Principal Occupation and	Executive Director
	Present Employer:	Albert and Margaret Alkek Foundation

	Employer’s Principal	1221 McKinney, Suite 4525
	Business Address:	Houston, TX 77010

	Citizenship:	US

(f)	Name:	Peter G. Traber, MD

	Principal Occupation and	President and CEO
	Present Employer:	Baylor College of Medicine

	Employer’s Principal	One Baylor Plaza
	Business Address:	Houston, TX 77030

	Citizenship:	US

(g)	Name:	Charles A. Williams

	Principal Occupation and	President

	Present Employer:	Chaswil Ltd.

	Employer’s Principal	1221 McKinney, Suite 4545
	Business Address:	Houston, TX 77010

	Citizenship:	US

(h)	Name:	Margaret V. Williams

	Principal Occupation and	Philanthropist
	Present Employer:	Retired

	Employer’s Principal	3315 Del Monte Drive
	Business Address:	Houston, TX 77019

	Citizenship:	US

(i)	Name:	Randa D. Williams

	Principal Occupation and	President
	Present Employer:	EPCO, Inc.

	Employer’s Principal	2707 North Loop West
	Business Address:	Houston, TX 77008

	Citizenship:	US
Following is certain information concerning the sole manager of A & W Ventures GP LLC, the general partner of Alkek & Williams Ventures Ltd.:

Name:	Charles A. Williams

Principal Occupation and	President
Present Employer:	Chaswil Ltd.

Employer’s Principal	1221 McKinney, Suite 4545
Business Address:	Houston, TX 77010

Citizenship:	US
Following is certain information concerning the sole manager Chaswil Management, L.L.C., the general partner of Chaswil, Ltd.:

(a)	Name:	Charles A. Williams

	Principal Occupation and	President
	Present Employer:	Chaswil Ltd.

	Employer’s Principal	1221 McKinney, Suite 4545
	Business Address:	Houston, TX 77010

	Citizenship:	US

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement